UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 18, 2006

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

18 December 2006
Number 34/06

FEDERAL COURT DECISION THREATENS AUSTRALIAN EXPORTS

Today's ruling by the Federal Court that BHP Billiton's Mt Newman and Goldsworthy iron ore rail lines are not part of the Company's production process will work against the national interest.

Chris Lynch, BHP Billiton Executive Director and Group President Carbon Steel Materials, said he was extremely disappointed with the decision, which threatened the further growth of one of Australia's critical export industries.

"It is important to remember that this decision has much broader implications beyond BHP Billiton. Open access to dedicated rail infrastructure would compromise the efficient production of iron ore and cause delays in future investment decisions, making Australian producers less reliable," he said.

BHP Billiton is reviewing the Federal Court judgment in detail and will consider its options with regards to an appeal.

"We will use all available legal avenues to protect the investments of our shareholders and joint venture partners and the integrity of our production process," Mr Lynch said.

The Federal Court ruling does not automatically enable a third party to run its trains on BHP Billiton's Pilbara iron ore rail lines. Separate proceedings underway in the Australian Competition Tribunal (ACT) will now determine the broader question of whether the rail lines should be 'declared' pursuant to Part IIIA of the Trade Practices Act.

Fortescue Metals Group initiated the ACT proceedings in June 2006 after the Federal Treasurer had earlier declined to follow a National Competition Council recommendation that the Mt Newman rail line be declared. It is expected that a full hearing of the facts, including expert opinion, will be conducted during the second half of 2007.

Mr Lynch also said there was a sensible alternative that would provide a workable approach to infrastructure access, without significantly impacting BHP Billiton's iron ore production process.

"We have been actively engaged in discussions with the WA State Government about developing a revised iron ore haulage regime based on BHP Billiton's current obligations under the Rail Transport Agreement. It is our understanding that the State plans to complete this process by the middle of 2007."

The Mt Newman and Goldsworthy rail lines are located in the Pilbara region of Western Australia and transport more than 100 million tonnes of iron ore each year to Port Hedland for blending, processing and shipping.

The Pilbara iron ore operations currently provide annual export income in excess of A$5.5 billion, directly employ more than 7000 people, and deliver around A$1 billion in royalties and taxes to Australia each year.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 18 December 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary